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                                    FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of July 2002

                                    001-14832
                            (COMMISSION FILE NUMBER)

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                                 CELESTICA INC.
                 (Translation of registrant's name into English)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X                        Form 40-F ______
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     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes _____                              No   X
                                                    -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K/A
                               MONTH OF JULY 2002


Filed with this Form 6-K is the following:

- Management's Discussion and Analysis of Financial Condition and Results of Operations Second Quarter 2002, the text of which is attached hereto as Exhibit
99.1 and is incorporated herein by reference, including Celestica Inc.'s first quarter 2002 consolidated financial information.


EXHIBITS

99.1 - Management's Discussion and Analysis of Financial Condition and Results of Operations Second Quarter 2002





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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                      CELESTICA INC.



Date: July 29, 2002                   BY:   /s/  Elizabeth DelBianco
                                         --------------------------------
                                         Elizabeth DelBianco
                                         Vice President & General Counsel



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                                  EXHIBIT INDEX
                                  -------------

    99.1   -     Management's Discussion and Analysis of Financial Condition and
                 Results of Operations Second Quarter 2002